Exhibit 99.1

October 7, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Ronen Geles Stepping Down as VP Finance

Regulation 34(d) of the Securities Regulations (Immediate and Periodic Reports), 1970

1. Name: Ronen Geles

ID Number: 037559028

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

2. The Position: VP Finance

3. Tenure:

Beginning Date: January 28, 2013

Ending Date: December 31, 2015

4. To the best of the Company’s knowledge the resignation does not involve circumstances that should be brought to the attention of the Company’s securities holders.

5. Manner of Termination: Completion of Service

6. The officer will not serve in any alternative position at the Company.

7. The officer will not be considered to be an interested party after his departure.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.